Exhibit 99.4

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Antero Midstream Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Antero Midstream Corporation and subsidiaries (the Company) as of December 31, 2020 and 2021, the related consolidated statements of operations and comprehensive income (loss), partners’ capital and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control –Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Lease classification for ongoing modifications to the gathering and compression assets

As discussed in Note 7 to the consolidated financial statements, the Company determined that the gathering and compression agreement with Antero Resources Corporation is an operating lease. The Company continues to expand its gathering and compression system to serve its customer and, as a result, the minimum volume commitments and the lease payments increase for the expanded system. The increases in volume commitments and lease payments are modifications of the agreement that require evaluation of the lease classification.

We identified the evaluation of lease classification for ongoing modifications to the gathering and compression assets as a critical audit matter. The evaluation of lease classification for these modified leases, including evaluating the economic life as a key estimate, requires significant judgment.

The primary procedures we performed to address this critical audit matter included the following. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s process for identifying lease modifications and evaluating lease classification for those modifications, including controls related to the review and approval of the Company’s lease modifications and the Company’s evaluation of the lease classification. We evaluated the Company’s accounting memoranda and documentation underlying the accounting conclusions reached, including application of relevant accounting guidance in regard to the modification accounting and subsequent lease classification. We evaluated the economic life used in the determination of lease classification by comparing it to relevant industry publications. We evaluated fixed assets that are placed in service for new minimum volume commitments which would require reassessment of the lease.

/s/ KPMG LLP

We have served as the Company’s auditor since 2016.

Denver, Colorado

February 16, 2022

ANTERO MIDSTREAM CORPORATION

Consolidated Balance Sheets

(In thousands, except per share amounts)

	December 31,
	2020	2021
Assets
Current assets:
Cash and cash equivalents	$640	—
Accounts receivable–Antero Resources	73,722	81,197
Accounts receivable–third party	839	747
Income tax receivable	17,251	940
Other current assets	1,479	920
Total current assets	93,931	83,804

Property and equipment, net	3,254,044	3,394,746
Investments in unconsolidated affiliates	722,478	696,009
Deferred income tax asset	103,402	—
Customer relationships	1,427,447	1,356,775
Other assets, net	9,610	12,667
Total assets	$5,610,912	5,544,001

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable–Antero Resources	$3,862	4,956
Accounts payable–third party	9,495	23,592
Accrued liabilities	74,947	80,838
Other current liabilities	5,701	4,623
Total current liabilities	94,005	114,009
Long-term liabilities:
Long-term debt	3,091,626	3,122,910
Deferred income tax liability	—	13,721
Other	6,995	6,663
Total liabilities	3,192,626	3,257,303

Stockholders' Equity:
Preferred stock, $0.01 par value: 100,000 authorized as of December 31, 2020 and 2021
Series A non-voting perpetual preferred stock; 12 designated and 10 issued and outstanding as of December 31, 2020 and 2021	—	—
Common stock, $0.01 par value; 2,000,000 authorized; 476,639 and 477,495 issued and outstanding as of December 31, 2020 and 2021, respectively	4,766	4,775
Additional paid-in capital	2,877,612	2,414,398
Accumulated deficit	(464,092)	(132,475)
Total stockholders' equity	2,418,286	2,286,698
Total liabilities and stockholders' equity	$5,610,912	5,544,001

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Consolidated Statements of Operations and Comprehensive Income (Loss)

(In thousands, except per share amounts)

	Year Ended December 31,
	2019	2020	2021
Revenue:
Gathering and compression–Antero Resources	$543,538	711,459	749,737
Water handling–Antero Resources	306,010	259,932	218,621
Water handling–third party	50	—	516
Amortization of customer relationships	(57,010)	(70,672)	(70,672)
Total revenue	792,588	900,719	898,202
Operating expenses:
Direct operating	195,818	165,386	157,120
General and administrative (including $73,517, $12,778 and $13,529 of equity-based compensation in 2019, 2020 and 2021, respectively)	118,113	52,213	63,838
Facility idling	11,401	15,219	3,997
Depreciation	95,526	108,790	108,790
Impairment of property and equipment	409,739	98,179	5,042
Impairment of goodwill	340,350	575,461	—
Impairment of customer relationships	11,871	—	—
Accretion of asset retirement obligations	187	180	460
Accretion and change in fair value of contingent acquisition consideration	8,076	—	—
Loss on asset sale	—	2,929	3,628
Total operating expenses	1,191,081	1,018,357	342,875
Operating income (loss)	(398,493)	(117,638)	555,327
Other income (expense):
Interest expense, net	(110,402)	(147,007)	(175,281)
Equity in earnings of unconsolidated affiliates	51,315	86,430	90,451
Loss on early extinguishment of debt	—	—	(21,757)
Total other expense	(59,087)	(60,577)	(106,587)
Income (loss) before income taxes	(457,580)	(178,215)	448,740
Income tax benefit (expense)	102,466	55,688	(117,123)
Net income (loss) and comprehensive income (loss)	$(355,114)	(122,527)	331,617

Net income (loss) per share–basic	$(0.80)	(0.26)	0.69
Net income (loss) per share–diluted	$(0.80)	(0.26)	0.69

Weighted average common shares outstanding:
Basic	442,640	478,278	477,270
Diluted	442,640	478,278	479,736

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Consolidated Statements of Partners’ Capital and Stockholders’ Equity

(In thousands)

	Common
	Shares
	Representing
	Limited					Additional
	Partner	Series B	Preferred	Common Stock		Paid-In	Accumulated	Total
	Interests	Unitholders	Stock	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2018	$(41,969)	72,830	—	—	—	—	—	30,861
Distributions to unitholders	(30,543)	(3,720)	—	—	—	—	—	(34,263)
Net loss and comprehensive loss pre-acquisition	(13,549)	—	—	—	—	—	—	(13,549)
Equity-based compensation pre-acquisition	7,034	—	—	—	—	—	—	7,034
Exchange of common shares for shares of common stock and cash consideration paid	79,027	(69,110)	—	506,641	5,066	4,002,898	—	4,017,881
Issuance of Series A non-voting perpetual preferred stock	—	—	—	—	—	—	—	—
Dividends to stockholders	—	—	—	—	—	(461,934)	—	(461,934)
Equity-based compensation post-acquisition	—	—	—	—	—	66,483	—	66,483
Issuance of common stock upon vesting of equity-based compensation awards, net of common stock withheld for income taxes	—	—	—	297	3	(2,018)	—	(2,015)
Repurchases and retirement of common stock	—	—	—	(22,896)	(229)	(125,290)	—	(125,519)
Net loss and comprehensive loss post-acquisition	—	—	—	—	—	—	(341,565)	(341,565)
Balance at December 31, 2019	—	—	—	484,042	4,840	3,480,139	(341,565)	3,143,414
Dividends to stockholders	—	—	—	—	—	(590,190)	—	(590,190)
Equity-based compensation	—	—	—	—	—	12,778	—	12,778
Issuance of common stock upon vesting of equity-based compensation awards, net of common stock withheld for income taxes	—	—	—	507	5	(481)	—	(476)
Repurchases and retirement of common stock	—	—	—	(7,910)	(79)	(24,634)	—	(24,713)
Net loss and comprehensive loss	—	—	—	—	—	—	(122,527)	(122,527)
Balance at December 31, 2020	—	—	—	476,639	$4,766	2,877,612	(464,092)	2,418,286
Dividends to stockholders	—	—	—	—	—	(471,721)	—	(471,721)
Equity-based compensation	—	—	—	—	—	13,529	—	13,529
Issuance of common stock upon vesting of equity-based compensation awards, net of common stock withheld for income taxes	—	—	—	856	9	(5,022)	—	(5,013)
Net income and comprehensive income	—	—	—	—	—	—	331,617	331,617
Balance at December 31, 2021	$—	—	—	477,495	$4,775	2,414,398	(132,475)	2,286,698

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2019	2020	2021
Cash flows provided by (used in) operating activities:
Net income (loss)	$(355,114)	(122,527)	331,617
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	95,526	108,790	108,790
Accretion and change in fair value of contingent acquisition consideration	8,263	180	460
Payment of contingent consideration in excess of acquisition date fair value	—	(8,076)	—
Impairment	761,960	673,640	5,042
Deferred income tax expense (benefit)	(101,927)	(171)	117,123
Equity-based compensation	73,517	12,778	13,529
Equity in earnings of unconsolidated affiliates	(51,315)	(86,430)	(90,451)
Distributions from unconsolidated affiliates	64,320	98,858	118,990
Distributions from Antero Midstream Partners LP, prior to the Transactions	43,492	—	—
Amortization of customer relationships	57,010	70,672	70,672
Amortization of deferred financing costs	3,183	4,503	5,549
Settlement of asset retirement obligations	—	(2,183)	(1,385)
Loss on asset sale	—	2,929	3,628
Loss on early extinguishment of debt	—	—	21,757

Changes in assets and liabilities:
Accounts receivable–Antero Resources	42,484	27,306	(7,475)
Accounts receivable–third party	185	1,434	904
Income tax receivable	—	(17,251)	16,311
Other current assets	(335)	155	550
Accounts payable–Antero Resources	(2,103)	716	792
Accounts payable–third party	(9,762)	1,201	695
Income taxes payable	(15,678)	—	—
Accrued liabilities	8,681	(13,142)	(7,346)
Net cash provided by operating activities	622,387	753,382	709,752
Cash flows provided by (used in) investing activities:
Additions to gathering systems and facilities	(267,383)	(157,931)	(186,588)
Additions to water handling systems	(124,607)	(38,793)	(46,237)
Investments in unconsolidated affiliates	(154,359)	(25,267)	(2,070)
Cash received on acquisition of Antero Midstream Partners LP	619,532	—	—
Cash consideration paid to Antero Midstream Partners LP unitholders	(598,709)	—	—
Cash received in asset sale	—	822	1,653
Change in other assets	901	1,938	—
Change in other liabilities	(1,050)	—	—
Net cash used in investing activities	(525,675)	(219,231)	(233,242)
Cash flows provided by (used in) financing activities:
Dividends to stockholders	(492,103)	(589,640)	(471,171)
Dividends to preferred stockholders	(374)	(550)	(550)
Distributions to Series B unitholders	(3,720)	—	—
Repurchases of common stock	(125,519)	(24,713)	—
Issuance of senior notes	650,000	550,000	750,000
Redemption of senior notes	—	—	(667,472)
Payments of deferred financing costs	(8,894)	(6,283)	(16,603)
Repayments on bank credit facilities, net	(115,500)	(346,000)	(66,300)
Payment of contingent acquisition consideration	—	(116,924)	—
Employee tax withholding for settlement of equity compensation awards	(2,015)	(476)	(5,013)
Other	(174)	(160)	(41)
Net cash used in financing activities	(98,299)	(534,746)	(477,150)
Net decrease in cash and cash equivalents	(1,587)	(595)	(640)
Cash and cash equivalents, beginning of period	2,822	1,235	640
Cash and cash equivalents, end of period	$1,235	640	—
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	$83,016	140,732	179,748
Cash received (paid) during the period for income taxes	$(16,079)	39,205	16,311
Increase (decrease) in accrued capital expenditures and accounts payable for property and equipment	$(6,215)	(14,472)	26,995

See accompanying notes to consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements

(1) Organization

Antero Midstream Corporation was originally formed as Antero Resources Midstream Management LLC in 2013 to become the general partner of Antero Midstream Partners LP (“Antero Midstream Partners”).  On May 4, 2017, Antero Resources Midstream Management LLC converted from a limited liability company to a limited partnership under the laws of the State of Delaware and changed its name to Antero Midstream GP LP (“AMGP”) in connection with its initial public offering.  On March 12, 2019, pursuant to the Simplification Agreement, dated as of October 9, 2018, by and among AMGP, Antero Midstream Partners and certain of their affiliates (the “Simplification Agreement”), (i) AMGP was converted from a limited partnership to a corporation under the laws of the State of Delaware and changed its name to Antero Midstream Corporation (the “Conversion”), (ii) an indirect, wholly owned subsidiary of Antero Midstream Corporation was merged with and into Antero Midstream Partners, with Antero Midstream Partners surviving the merger as an indirect, wholly owned subsidiary of Antero Midstream Corporation (the “Merger”) and (iii) Antero Midstream Corporation exchanged (the “Series B Exchange” and, together with the Conversion, the Merger and the other transactions pursuant to by the Simplification Agreement, the “Transactions”) each issued and outstanding Series B Unit (the “Series B Units”) representing a membership interest in Antero IDR Holdings LLC (“IDR Holdings”) for 176.0041 shares of its common stock, par value $0.01 per share (“AM common stock”). As a result of the Transactions, Antero Midstream Partners became and is now a wholly owned subsidiary of Antero Midstream Corporation and former shareholders of AMGP, unitholders of Antero Midstream Partners, including Antero Resources, and holders of Series B Units became owners of AM common stock. Unless the context otherwise requires, references to the “Company” or “Antero Midstream” refer to (i) for the period prior to March 13, 2019, AMGP and its consolidated subsidiaries, which did not include Antero Midstream Partners and its subsidiaries, and (ii) for the period beginning on March 13, 2019, Antero Midstream Corporation and its consolidated subsidiaries, including Antero Midstream Partners and its subsidiaries, including Antero Midstream LLC, Antero Water LLC (“Antero Water”), Antero Treatment LLC and Antero Midstream Finance Corporation (“Finance Corp”).

Antero Midstream is a growth-oriented midstream company formed to own, operate and develop midstream energy infrastructure primarily to service Antero Resources and its production and completion activity in the Appalachian Basin. The Company’s assets consist of gathering pipelines, compressor stations, interests in processing and fractionation plants and water handling assets. Antero Midstream provides midstream services to Antero Resources under long-term contracts.

The Company’s gathering and compression assets comprise of high and low pressure gathering pipelines, compressor stations and processing and fractionation plants that collect and process natural gas and NGLs from Antero Resources’ wells in the Appalachian Basin. The Company’s water handling assets include two independent systems that deliver water from sources including the Ohio River, local reservoirs and several regional waterways, which portions of these systems are also utilized to transport flowback and produced water. The Company’s water treatment assets also include other flowback and produced water treatment facilities.

Antero Midstream also has a 15% equity interest in a gathering system of Stonewall Gas Gathering LLC (“Stonewall”) and a 50% equity interest in a joint venture to develop processing and fractionation assets with MarkWest Energy Partners, L.P. (“MarkWest”), a wholly owned subsidiary of MPLX, LP (“MPLX”) (the “Joint Venture”). See Note 16—Investments in Unconsolidated Affiliates.

The Company’s corporate headquarters is located in Denver, Colorado.

(2)  Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In the opinion of management, these consolidated financial statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company’s financial position as of December 31, 2020 and 2021, and the results of the Company’s operations and its cash flows for the years ended December 31, 2019, 2020 and 2021. The Company has no items of other comprehensive income (loss); therefore, net income (loss) is equal to comprehensive income (loss).

Certain costs of doing business incurred and charged to the Company by Antero Resources have been reflected in the accompanying consolidated financial statements. These costs include general and administrative expenses provided to the Company by Antero Resources in exchange for:

● business services, such as payroll, accounts payable and facilities management;

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

● corporate services, such as finance and accounting, legal, human resources, investor relations and public and regulatory policy; and

● employee compensation, including equity-based compensation.

Transactions between the Company and Antero Resources have been identified in the consolidated financial statements (see Note 6—Transactions with Affiliates).

(b)	Principles of Consolidation

The accompanying consolidated financial statements include (i) for the period prior to March 13, 2019, the accounts of AMGP and its consolidated subsidiaries, which did not include Antero Midstream Partners and its subsidiaries, and (ii) for the period beginning on March 13, 2019, the accounts of Antero Midstream Corporation and its consolidated subsidiaries, including Antero Midstream Partners and its subsidiaries, which were acquired in the Transactions. See Note 3—Business Combination. All significant intercompany accounts and transactions have been eliminated in the Company’s consolidated financial statements.

Prior to the Transactions on March 12, 2019, AMGP had determined that Antero Midstream Partners was a variable interest entity (“VIE”) for which AMGP was not the primary beneficiary and therefore did not consolidate. AMGP concluded that Antero Resources was the primary beneficiary of Antero Midstream Partners and Antero Resources consolidated its financial results. Antero Resources was the primary beneficiary based on its power to direct the activities that most significantly impacted Antero Midstream Partners’ economic performance and its obligations to absorb losses or receive benefits of Antero Midstream Partners that would be significant to Antero Midstream Partners. Antero Resources owned approximately 53% of the outstanding limited partner interests in Antero Midstream Partners prior to the Transactions and its officers and management group also acted as management of Antero Midstream Partners. AMGP did not own any limited partnership interests in Antero Midstream Partners and had no capital interests in Antero Midstream Partners. AMGP did not provide financial support to Antero Midstream Partners.

AMGP’s ownership of the non-economic general partner interest in Antero Midstream Partners prior to the Transactions provided AMGP with significant influence over Antero Midstream Partners, but not control over the decisions that most significantly impacted the economic performance of Antero Midstream Partners. AMGP’s indirect ownership of the IDRs of Antero Midstream Partners prior to the Transactions entitled AMGP to receive cash distributions from Antero Midstream Partners when distributions exceeded certain target amounts. AMGP’s ownership of these interests prior to the Transactions did not require AMGP to provide financial support to Antero Midstream Partners. AMGP obtained these interests upon its formation for no consideration. Therefore, AMGP had no cost basis and classified its investment in Antero Midstream Partners as a long term investment. Prior to the Transactions, AMGP’s share of Antero Midstream Partner’s earnings were a result of AMGP’s ownership of the IDRs was accounted for using the equity method of accounting. AMGP recognized distributions earned from Antero Midstream Partners as “Equity in earnings of unconsolidated affiliates” on its statement of operations in the period in which they were earned and were allocated to AMGP’s capital account. AMGP’s long-term interest in the IDRs on the balance sheet was recorded in “Investment in unconsolidated affiliates.” The ownership of the general partner interests and IDRs did not provide AMGP with any claim to the assets of Antero Midstream Partners other than the balance in its Antero Midstream Partners capital account. Income related to the IDRs was recognized as earned and increased AMGP’s capital account and equity investment. When these distributions were paid to AMGP, they reduced its capital account and its equity investment in Antero Midstream Partners.

Investments in entities for which the Company exercises significant influence, but not control, are accounted for under the equity method. The Company’s judgment regarding the level of influence over its equity investments includes considering key factors such as Antero Midstream’s ownership interest, representation on the Board of Directors and participation in the policy-making decisions of equity method investees. Such investments are included in Investments in unconsolidated affiliates on the Company’s consolidated balance sheets. Income from investees that are accounted for under the equity method is included in Equity in earnings of unconsolidated affiliates on the Company’s consolidated statements of operations and cash flows. When the Company records its proportionate share of net income, it increases equity income in the statements of operations and comprehensive income (loss) and the carrying value of that investment on the Company’s balance sheet. When a distribution is received, it is recorded as a reduction to the carrying value of that investment on the balance sheet.

The Company accounts for distributions received from equity method investees under the “nature of the distribution” approach. Under this approach, distributions received from equity method investees are classified on the basis of the nature of the activity or activities of the investee that generated the distribution as either a return on investment (classified as cash inflows from operating activities) or a return of investment (classified as cash inflows from investing activities).

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(c)	Revenue Recognition

The Company provides gathering, compression and water handling services under fee-based contracts primarily based on throughput or at cost plus a margin. Certain of these contracts contain operating leases of the Company’s assets under GAAP. Under these arrangements, the Company receives fees for gathering, compression and water handling services. The revenue the Company earns from these arrangements is directly related to (i) in the case of natural gas gathering and compression, the volumes of metered natural gas that it gathers, compresses and delivers to natural gas compression sites or other transmission delivery points, (ii) in the case of fresh water services, the quantities of fresh water delivered to its customers for use in their well completion operations, (iii) in the case of wastewater treatment services performed by the Company prior to idling of the Clearwater Facility (as defined below) in September 2019, the quantities of wastewater treated for its customers, (iv) in the case of other fluid handling services provided by third parties, the third-party costs the Company incurs plus 3% or (v) in the case of other fluid handling services performed by the Company, a cost of service fee based on the costs incurred by the Company. The Company recognizes revenue when it satisfies a performance obligation by delivering a service to a customer or the use of leased assets to a customer. The Company includes lease revenue within revenues by service. See Note 7—Revenue.

(d)	Use of Estimates

The preparation of the consolidated financial statements and notes in conformity with GAAP requires that management formulate estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingent liabilities. Items subject to estimates and assumptions include the useful lives of property and equipment, the valuation of assets and liabilities acquired from Antero Midstream Partners, evaluating impairments of long-lived assets, goodwill and intangible assets, as well as the valuation of accrued liabilities and deferred and current income taxes, among others. Although management believes these estimates are reasonable, actual results could differ from these estimates.

(e)	Cash and Cash Equivalents

The Company considers all liquid investments purchased with an initial maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to the short-term nature of these instruments.

(f)	Property and Equipment

Property and equipment primarily consists of gathering pipelines, compressor stations and the wastewater treatment facility and related landfill (collectively, the “Clearwater Facility”) previously used for the disposal of salt therefrom, other flowback and produced water facilities; and water handling pipelines and facilities stated at historical cost less accumulated depreciation, amortization and impairment. The Company capitalizes construction-related direct labor and material costs. Maintenance and repair costs are expensed as incurred.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives and salvage values of assets. The depreciation of fixed assets recorded under operating lease agreements is included in depreciation expense. Uncertainties that may impact these estimates of useful lives include, among others, changes in laws and regulations relating to environmental matters, including air and water quality, restoration and abandonment requirements, economic conditions and supply and demand for the Company’s services in the areas in which it operates. When assets are placed into service, management makes estimates with respect to useful lives and salvage values that management believes are reasonable.

Amortization of landfill airspace consists of the amortization of landfill capital costs, including those that have been incurred and capitalized and estimated future costs for landfill development and construction, and the amortization of asset retirement costs arising from landfill final capping, closure and post-closure obligations. Amortization expense is recorded on a units-of-consumption basis, applying cost as a rate per-cubic yard. The rate per-cubic yard is calculated by dividing each component of the amortizable basis of the landfill by the number of cubic yards needed to fill the corresponding asset’s airspace. Landfill capital costs and closure and post-closure asset retirement costs are generally incurred to support the operation of the landfill over its entire operating life and are, therefore, amortized on a per-cubic yard basis using a landfill’s total airspace capacity. Estimates of disposal capacity and future development costs are created using input from independent engineers and internal technical teams and are reviewed at least annually.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying values of the assets may not be recoverable.  Generally, the basis for making such assessments is undiscounted future cash flow projections for the assets being assessed.  If the carrying values of the assets are deemed not recoverable, the carrying values are reduced to the estimated fair values, which are based on discounted future cash flows using assumptions as to revenues, costs and discount rates typical of third-party market participants, which is a Level 3 fair value measurement. The Company recognized an impairment with respect to the Clearwater Facility during the year ended December 31, 2019. See Note 4—Clearwater Facility Idling. The Company recognized a $90 million impairment with respect to the freshwater delivery system during the year ended December 31, 2020.

(g)	Asset Retirement Obligations

The Company’s asset retirement obligations include its obligation to close, maintain and monitor landfill cells and support facilities. After the landfill is certified closed, the Company must continue to maintain and monitor the landfill for a post-closure period, which generally extends for 30 years. The Company records the fair value of its landfill retirement obligations as a liability in the period in which the regulatory obligation to retire a specific asset is triggered. For the Company’s individual landfill cells, the required closure and post-closure obligations under the terms of its permits and its intended operation of the landfill cell are triggered and recorded when the cell is placed into service and salt is initially disposed in the landfill cell. The fair value is based on the total estimated costs to close the landfill cell and perform post-closure activities once the landfill cell has reached capacity and is no longer accepting salt. Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that is used to calculate the recorded liability, with accretion charged to direct costs. Actual cash expenditures to perform closure and post-closure activities reduce the retirement obligation liabilities as incurred. After initial measurement, asset retirement obligations are adjusted at the end of each period to reflect changes, if any, in the estimated future cash flows underlying the obligation. Landfill retirement assets are capitalized as the related retirement obligations are incurred, and are amortized on a units-of-consumption basis as the disposal capacity is consumed.

Asset retirement obligations are recorded for water impoundments and wastewater pits when an abandonment date is identified. The Company records the fair value of its water impoundment and wastewater pit retirement obligations as liabilities in the period in which the regulatory obligation to retire a specific asset is triggered. The fair value is based on the total reclamation costs of the assets. Retirement obligations are increased each year to reflect the passage of time by accreting the balance at the weighted average credit-adjusted risk-free rate that is used to calculate the recorded liability, with accretion charged to direct costs. Actual cash expenditures to perform remediation activities reduce the retirement obligation liabilities as incurred. After initial measurement, asset retirement obligations are adjusted at the end of each period to reflect changes, if any, in the estimated future cash flows underlying the obligation. Water impoundments and wastewater pit retirement assets are capitalized as the related retirement obligations are incurred, and are amortized on a straight-line basis until reclamation. As of December 31, 2020 and 2021, the Company has $5 million and $4 million, respectively, of asset retirement obligations it expects to settle within the next 12 months that are recorded in Other current liabilities on the consolidated balance sheets.

The Company is under no legal obligations, neither contractually nor under the doctrine of promissory estoppel, to restore or dismantle its gathering pipelines, compressor stations, water delivery pipelines, flowback and produced water facilities and the Clearwater Facility upon abandonment. See Note 4—Clearwater Facility Idling.

(h)	Litigation and Other Contingencies

A liability is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. The Company regularly reviews contingencies to determine the adequacy of our accruals and related disclosures. The ultimate amount of losses, if any, may differ from these estimates.

The Company accrues losses associated with environmental obligations when such losses are probable and can be reasonably estimated. Accruals for estimated environmental losses are recognized no later than at the time a remediation feasibility study or an evaluation of response options, is complete. These accruals are adjusted as additional information becomes available or as circumstances change. Future environmental expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded separately as assets at their undiscounted value when receipt of such recoveries is probable.

As of December 31, 2020 and 2021, the Company had not recorded any liabilities for litigation, environmental or other contingencies.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(i)	Equity-Based Compensation

The Company’s consolidated financial statements include equity-based compensation costs related to awards granted by its own plans, as in place before and after the Transactions, as well as costs allocated by Antero Resources for grants made prior to the Transactions. Costs allocated from Antero Resources are offset to additional paid in capital on the consolidated balance sheet. See Note 6—Transactions with Affiliates for additional information regarding Antero Resources’ allocation of expenses to the Company. For awards granted under its own plan, the Company recognizes compensation cost related to all equity-based awards in the financial statements based on the estimated grant date fair value. The Company is authorized to grant various types of equity-based compensation awards, including stock options, stock appreciation rights, restricted stock awards, restricted stock unit (“RSU”) awards, dividend equivalent awards and other types of awards. The grant date fair values of such awards are determined based on the type of award and may utilize market prices on the date of grant, Black-Scholes option-pricing model, Monte Carlo simulations or other acceptable valuation methodologies, as appropriate for the type of equity-based award. Compensation cost is recognized ratably over the applicable vesting or service period. Forfeitures are accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period. See Note 12—Equity-Based Compensation and Cash Awards.

(j)	Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences resulting from net operating loss and charitable contribution carryforwards and the differences between the financial statement and tax basis of assets and liabilities. The effect of changes in tax laws or tax rates is recognized in income during the period such changes are enacted. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The Company regularly reviews its tax positions in each significant taxing jurisdiction during the process of evaluating its tax provision. The Company makes adjustments to its tax provision when: (i) facts and circumstances regarding a tax position change, causing a change in management’s judgment regarding that tax position; and/or (ii) a tax position is effectively settled with a tax authority at a differing amount.

In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted. The CARES Act allows corporations with net operating losses (“NOLs”) incurred in 2018, 2019 and 2020 to carry back such NOLs to each of the five years preceding the year of the NOLs, beginning with the earliest year in which there was taxable income, and claim an income tax refund in the applicable carryback years. As a result of this NOLs carryback provision in the CARES Act, the Company was able to recognize an income tax refund receivable in March 2020 of $55 million, including $11 million in income tax benefit for the current year and $44 million of previously recognized deferred income tax benefit. As of December 31, 2021, the Company had received all of this refund.

(k)	Fair Value Measures

The Financial Accounting Standards Board (the “FASB”) ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also relates to all nonfinancial assets and liabilities that are not recognized or disclosed on a recurring basis (e.g., the initial recognition of asset retirement obligations and impairments of long-lived assets). The fair value is the price that the Company estimates would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value hierarchy is used to prioritize inputs to valuation techniques used to estimate fair value. An asset or liability subject to the fair value requirements is categorized within the hierarchy based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The highest priority (Level 1) is given to unadjusted quoted market prices in active markets for identical assets or liabilities, and the lowest priority (Level 3) is given to unobservable inputs. Level 2 inputs are data, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

The carrying values on the consolidated balance sheet of the Company’s cash and cash equivalents, accounts receivable—Antero Resources, accounts receivable—third party, other current assets, accounts payable—Antero Resources, accounts payable—third party, accrued liabilities and, other current liabilities approximate fair values due to their short-term maturities. The assets and liabilities of Antero Midstream Partners were recorded at fair value as of the acquisition date, March 12, 2019 (see Note 3—Business Combination). Additionally, the Company uses certain valuation techniques in performing its annual goodwill impairment test described below and in determining the fair value of property and equipment, both of which were subject to impairment write downs during the years ended December 31, 2019 and 2020.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(l)	Investments in Unconsolidated Affiliates

The Company uses the equity method to account for its investments in companies if the investment provides the Company with the ability to exercise significant influence over, but not control of, the operating and financial policies of the investee. The Company’s consolidated net income includes the Company’s proportionate share of the net income or loss of such companies. The Company’s judgment regarding the level of influence over each equity method investee includes considering key factors such as the Company’s ownership interest, representation on the Board of Directors and participation in policy-making decisions of the investee and material intercompany transactions. See Note 16—Investments in Unconsolidated Affiliates.

(m)	Business Combinations

The Company recognizes and measures the assets acquired and liabilities assumed in a business combination based on their estimated fair values at the acquisition date, with any remaining difference recorded as goodwill. For acquisitions, management engages an independent valuation specialist, as applicable, to assist with the determination of fair value of the assets acquired, liabilities assumed and goodwill, based on recognized business valuation methodologies.  If the initial accounting for the business combination is incomplete by the end of the reporting period in which the acquisition occurs, an estimate will be recorded. Subsequent to the acquisition, and not later than one year from the acquisition date, the Company will record any material adjustments to the initial estimate based on new information obtained that would have existed as of the acquisition date.  An adjustment that arises from information obtained that did not exist as of the date of the acquisition will be recorded in the period of the adjustment. Acquisition-related costs are expensed as incurred in connection with each business combination. See Note 3—Business Combination.

(n)	Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business.  Goodwill is not amortized, but rather is tested for impairment annually in the fourth quarter and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value.  The impairment test requires allocating goodwill and other assets and liabilities to reporting units.  The fair value of each reporting unit is determined and compared to the carrying value of the reporting unit.  The fair value is calculated using the expected present value of future cash flows method. Significant assumptions used in the cash flow forecasts include future net operating margins, future volumes, discount rates and future capital requirements. If the fair value of the reporting unit is less than the carrying value, including goodwill, the excess of the book value over the fair value of goodwill is charged to net income as an impairment expense.

Amortization of intangible assets with definite lives is calculated using the straight-line method, which is reflective of the benefit pattern in which the estimated economic benefit is expected to be received over the estimated useful life of the intangible asset. Intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the intangible asset may not be recoverable. If the sum of the expected undiscounted future cash flows related to the asset is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset. As of March 31, 2020, the Company’s goodwill was fully impaired. See Note 4—Clearwater Facility Idling and Note 5—Goodwill and Intangibles.

(o)	Treasury Share Retirement

The Company periodically retires treasury shares acquired through share repurchases and returns those shares to the status of authorized but unissued. When treasury shares are retired, the Company’s policy is to allocate the excess of the repurchase price over the par value of shares acquired first, to additional paid-in capital, and then to accumulated deficit. The portion allocable to additional paid-in capital is determined by applying a percentage, determined by dividing the number of shares to be retired by the number of shares outstanding, to the balance of additional paid-in capital as of retirement.

(p)	Recently Adopted Accounting Standard

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This ASU removes certain exceptions to the general principles in ASC 740, Income Taxes (“ASC 740”) and also simplifies portions of ASC 740 by clarifying and amending existing guidance. It is effective for interim and annual reporting periods after December 15, 2020. The Company adopted this ASU on January 1, 2021, and it did not have a material impact on the Company’s consolidated financial statements.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(3)  Business Combination

On March 12, 2019, AMGP and Antero Midstream Partners completed the Transactions. The Transactions have been accounted for using the acquisition method of accounting with Antero Midstream Corporation identified as the acquirer of Antero Midstream Partners.

The components of the fair value of consideration transferred are as follows (in thousands):

Fair value of shares of AM common stock issued (1)	$4,017,881
Cash	598,709
Total fair value of consideration transferred	$4,616,590

(1)	The fair value of each share of AM common stock issued in connection with the Transactions was determined to be $12.54, the closing price of AMGP common shares on March 12, 2019.

The final purchase price allocation of the Transactions are summarized in the table below. The fair value of assets acquired and liabilities assumed at March 12, 2019 were as follows (in thousands):

Cash and cash equivalents	$619,532
Accounts receivable–Antero Resources	142,312
Accounts receivable–third party	117
Other current assets	1,150
Property and equipment, net	3,371,427
Investments in unconsolidated affiliates	568,285
Customer relationships	1,567,000
Other assets, net	42,887
Total assets acquired	6,312,710

Accounts payable–Antero Resources	3,316
Accounts payable–third party	30,674
Accrued liabilities	87,021
Other current liabilities	537
Long-term debt	2,364,935
Contingent acquisition consideration	116,924
Other liabilities	8,524
Total liabilities assumed	2,611,931
Net assets acquired, excluding goodwill	3,700,779
Goodwill	915,811
Net assets acquired	$4,616,590

All customer relationships are subject to amortization, which is recognized over a weighted-average period of 23 years for the remaining economic life of the relationship as of the acquisition date.

The purchase price allocation resulted in the recognition of $575 million of goodwill in three reporting units within the Company’s gathering and processing segment and $340 million of goodwill in two reporting units within its water handling segment. Substantially all of the goodwill is expected to be deductible for tax purposes. Goodwill represented the efficiencies realized with simplifying the Company’s corporate structure to own, operate and develop midstream energy infrastructure primarily to service Antero Resources. See Note 5—Goodwill and Intangibles.

The Company’s financial statements include $6 million of acquisition-related costs associated with the Transactions for the year ended December 31, 2019. These costs were expensed as general and administrative costs.

(4)  Clearwater Facility Idling

On September 18, 2019, the Company commenced a strategic evaluation of the Clearwater Facility at which time, such facility was idled. The Company expects the facility to be idled for the foreseeable future. Accordingly, the Company performed an impairment analysis of the facility and determined: (i) to reduce the carrying value of the facility to its estimated salvage value, which

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

included the land associated with the Clearwater Facility; (ii) the fair value of the goodwill assigned to the wastewater treatment reporting unit was less than its carrying value resulting in an impairment charge to goodwill; and (iii) the customer relationships intangible asset was impaired. Additionally, during the year ended December 31, 2020, the Company determined that the carrying value of the landfill was no longer recoverable resulting in an impairment charge to property and equipment.

The following table shows the impairment charges related to the Clearwater Facility, which also reflect the final purchase price allocation of the Transactions:

	Year Ended December 31,
(in thousands)	2019	2020	2021
Impairment of property and equipment	$408,882	6,745	—
Impairment of goodwill	42,290	—	—
Impairment of customer relationships	11,871	—	—
Total impairment expense	$463,043	6,745	—

The Company incurred $11 million, $15 million and $4 million in facility idling costs for the care and maintenance of the Clearwater Facility during the years ended December 31, 2019, 2020 and 2021, respectively.

(5)  Goodwill and Intangibles

(a)	Goodwill

The Company evaluates goodwill for impairment annually during the fourth quarter and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit with goodwill is less than its carrying amount. Significant assumptions used to estimate the reporting units’ fair value include the discount rate as well as estimates of future cash flows, which are impacted primarily by commodity prices and producer customers’ development plans (which impact volumes and capital requirements).

During the third quarter of 2019, the Company incurred impairment charges of $42 million to the goodwill associated with the Clearwater Facility, which is in the water handling segment. See Note 4—Clearwater Facility Idling.

During the fourth quarter of 2019, the Company incurred impairment charges of $298 million to its fresh water delivery and services reporting unit, which is in the water handling segment. This was primarily due to decreased water volumes driven by decreased drilling operations by Antero Resources.

During the first quarter of 2020, the Company performed an interim impairment analysis of the goodwill due to changes in Antero Resources’ drilling plans as a result of the decline in commodity prices. As a result of this evaluation, the Company impaired all remaining goodwill of $575 million associated with its gathering and processing segment.

The changes in the carrying amount of goodwill by reportable segment were as follows:

	Gathering and	Water
(in thousands)	Processing	Handling	Total
Goodwill as of December 31, 2018	$—	—	—
Goodwill acquired(1)	575,461	340,350	915,811
Impairment of goodwill	—	(340,350)	(340,350)
Goodwill as of December 31, 2019	575,461	—	575,461
Impairment of goodwill	(575,461)	—	(575,461)
Goodwill as of December 31, 2020	$—	—	—

(1)	See Note 3—Business Combination.

(b)	Customer Relationships Intangibles

All customer relationships are subject to amortization and will be amortized over a weighted-average period of 20 years, which reflects the remaining economic life of the relationships as of December 31, 2021. During the third quarter of 2019, the Company incurred impairment charges of $12 million to the customer relationships intangible asset associated with the Clearwater Facility, which is in the water handling segment. See Note 4—Clearwater Facility Idling.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

The changes in the carrying amount of customer relationships were as follows (in thousands):

Customer relationships as of December 31, 2018	$—
Customer relationships acquired(1)	1,567,000
Amortization of customer relationships	(57,010)
Impairment of customer relationships	(11,871)
Customer relationships as of December 31, 2019	1,498,119
Amortization of customer relationships	(70,672)
Customer relationships as of December 31, 2020	1,427,447
Amortization of customer relationships	(70,672)
Customer relationships as of December 31, 2021	$1,356,775

(1)	See Note 3—Business Combination.

Future amortization expense is as follows (in thousands):

Year ending December 31, 2022	$70,672
Year ending December 31, 2023	70,672
Year ending December 31, 2024	70,672
Year ending December 31, 2025	70,672
Year ending December 31, 2026	70,672
Thereafter	1,003,415
Total	$1,356,775

(6)  Transactions with Affiliates

(a)	Revenues

Substantially all revenues earned in the years ended December 31, 2019, 2020 and 2021 were earned from Antero Resources, under various agreements for gathering and compression and water handling services. Revenues earned from gathering and processing services consists of lease income.

(b)	Accounts receivable–Antero Resources and Accounts payable–Antero Resources

Accounts receivable—Antero Resources represents amounts due from Antero Resources, primarily related to gathering and compression services and water handling services. Accounts payable—Antero Resources represents amounts due to Antero Resources for general and administrative and other costs.

(c)	Allocation of Costs Charged by Antero Resources

The employees supporting the Company’s operations are concurrently employed by Antero Resources and the Company.  Direct operating expense includes costs charged to the Company of $6 million, $7 million and $9 million during the years ended December 31, 2019, 2020 and 2021, respectively. These costs were for services provided by employees associated with the operation of the Company’s gathering lines, compressor stations and water handling assets.  For the years ended December 31, 2019, 2020 and 2021, general and administrative expenses charged to the Company by Antero Resources were $33 million, $25 million and $32 million, respectively. These costs relate to: (i) various business services, including payroll processing, accounts payable processing and facilities management, (ii) various corporate services, including legal, accounting, treasury, information technology and human resources and (iii) compensation, including certain equity-based compensation.  These expenses are charged to the Company based on (i) the nature of the expenses and are apportioned based on a combination of the Company’s proportionate share of gross property and equipment, capital expenditures and labor costs, as applicable, and (ii) an annual management service fee.  The Company reimburses Antero Resources directly for all general and administrative costs charged to it. See Note 12—Equity-Based Compensation and Cash Awards.

(7)  Revenue

All of the Company’s gathering and compression revenues are derived from an operating lease agreement, and all of the Company’s water handling revenues are derived from service contracts with customers. The Company currently earns substantially all of its revenues from Antero Resources.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(a)	Gathering and Compression

Pursuant to the gathering and compression agreement with Antero Resources, Antero Resources has dedicated substantially all of its current and future acreage in West Virginia, Ohio and Pennsylvania to the Company for gathering and compression services except for acreage subject to third-party commitments or pre-existing dedications. The Company also has an option to gather and compress natural gas produced by Antero Resources on any additional acreage it acquires during the term of the agreement outside of West Virginia, Ohio and Pennsylvania on the same terms and conditions. In December 2019, the Company and Antero Resources agreed to extend the initial term of the gathering and compression agreement to 2038 and established a growth incentive fee program whereby low pressure gathering fees will be reduced from 2020 through 2023 to the extent Antero Resources achieves certain volumetric targets at certain points during such time. For years ended December 31, 2020 and 2021, Antero Resources earned $48 million and $12 million, respectively, in rebates. Upon completion of the initial contract term, the gathering and compression agreement will continue in effect from year to year until such time as the agreement is terminated, effective upon an anniversary of the effective date of the agreement, by either the Company or Antero Resources on or before the 180th day prior to the anniversary of such effective date.

Under the gathering and compression agreement, the Company receives a low pressure gathering fee, a high pressure gathering fee and a compression fee, in each case subject to annual CPI-based adjustments, or a cost of service fee, at the Company’s election when such assets are placed in-service. In addition, the agreement stipulates that the Company receives a reimbursement for the actual cost of (i) electricity used at its compressor stations where the compression services are provided based on a compression fee and (ii) operating expenses for all services provided for a cost of service fee.

The Company determined that the gathering and compression agreement is an operating lease as Antero Resources obtains substantially all of the economic benefit of the asset and has the right to direct the use of the asset. The gathering system is an identifiable asset within the gathering and compression agreement, and it consists of underground low pressure pipelines that generally connect and deliver gas from specific well pads to compressor stations to compress the gas before delivery to underground high pressure pipelines that transport the gas to a third-party pipeline or plant. The gathering system is considered a single lease due to the interrelated network of the assets. When a modification to the gathering and compression agreement occurs, the Company reassesses the classification of this lease. The Company accounts for its lease and non-lease components as a single lease component as the lease component is the predominant component. The non-lease components consist of operating, oversight and maintenance of the gathering system, which are performed on time-elapsed measures.

The gathering and compression agreement includes certain fixed fee provisions. If and to the extent Antero Resources requests that the Company construct new low pressure lines, high pressure lines and/or compressor stations, the gathering and compression agreement contains options at the Company’s election for either (i) minimum volume commitments that require Antero Resources to utilize or pay for 75% of the high pressure gathering capacity and 70% of the compression capacity of such new construction for 10 years or (ii) a cost of service fee that allows the Company to earn a 13% rate of return on such new construction over seven years, which election is made individually for each piece of equipment. All lease payments under the minimum volume commitments and cost of service fees are considered to be in-substance fixed lease payments under the gathering and compression agreement.

The Company recognizes lease income from its minimum volume commitments and cost of service fees under its gathering and compression agreement on a straight-line basis. Additional variable operating lease income is earned when volumes in excess of the minimum volume commitments are delivered under the contract. The Company recognizes variable lease income when low pressure volumes are delivered to a compressor station, compression volumes are delivered to a high pressure line and high pressure volumes are delivered to a processing plant or transmission pipeline. Minimum volume commitments for high pressure gathering capacity and compression capacity are aggregated such that there is a single minimum volume commitment for the respective service each month. The Company invoices the customer the month after each service is performed, and payment is due in the same month. The Company is not party to any leases that have not commenced.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Minimum future lease cash flows to be received by the Company under the gathering and compression agreement as of December 31, 2021 are as follows (in thousands):

Year ending December 31, 2022	$277,834
Year ending December 31, 2023	281,779
Year ending December 31, 2024	282,551
Year ending December 31, 2025	268,299
Year ending December 31, 2026	254,886
Thereafter	196,462
Total	$1,561,811

(b)	Water Handling

The Company is party to a water services agreement with Antero Resources, whereby the Company provides certain water handling services to Antero Resources within an area of dedication in defined service areas in West Virginia and Ohio. Upon completion of the initial term in 2035, the water services agreement will continue in effect from year to year until such time as the agreement is terminated, effective upon an anniversary of the effective date of the agreement, by either the Company or Antero Resources on or before the 180th day prior to the anniversary of such effective date. Under the agreement, the Company receives a fixed fee for all fresh water deliveries by pipeline directly to the well site, subject to annual CPI-based adjustments. Antero Resources also agreed to pay the Company a fixed fee per barrel for wastewater treatment at the Clearwater Facility, which was idled in the third quarter of 2019. In addition, the Company also provides other fluid handling services. These operations, along with the Company’s fresh water delivery systems, support well completion and production operations for Antero Resources. These services are provided by the Company directly or through third-parties with which the Company contracts. For other fluid handling services provided by third-parties, Antero Resources reimburses the Company’s third-party out-of-pocket costs plus a 3%. For other fluid handling services provided by the Company, the Company charges Antero Resources a cost of service fee. The initial term of the water services agreement runs to 2035.

The Company satisfies its performance obligations and recognizes revenue when the fresh water volumes have been delivered to the hydration unit of a specified well pad, other fluid handling services have been completed or prior to the idling of the Clearwater Facility in September 2019, when the wastewater volumes were delivered to the Clearwater Facility. The Company invoices the customer the month after water services are performed, and payment is due in the same month. For services contracted through third-party providers, the Company’s performance obligation is satisfied when the service to be performed by the third-party provider has been completed. The Company invoices the customer after the third-party provider billing is received, and payment is due in the same month.

Transaction Price Allocated to Remaining Performance Obligations

The Company’s service contract with Antero Resources has a term greater than one year. As such, the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under the Company’s service contracts, each unit of product delivered to the customer represents a separate performance obligation; therefore, future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

The remainder of the Company’s service contracts, which relate to contracts with third parties, are short-term in nature with a contract term of one year or less. Accordingly, the Company is exempt from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

Contract Balances

Under the Company’s service contracts, the Company invoices customers after its performance obligations have been satisfied, at which point payment is unconditional. Accordingly, the Company’s service contracts do not give rise to contract assets or liabilities.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(c)	Disaggregation of Revenue

In the following table, revenue is disaggregated by type of service and type of fee and is identified by the reportable segment to which such revenues relate. For more information on reportable segments, see Note 17—Reportable Segments.

	Year Ended December 31,
(in thousands)	2019	2020	2021	Reportable Segment
Type of service
Gathering—low pressure	$254,350	353,491	354,941	Gathering and Processing (1)
Gathering—low pressure rebate	—	(48,000)	(12,000)	Gathering and Processing (1)
Gathering—high pressure	151,283	210,821	207,804	Gathering and Processing (1)
Compression	137,905	195,147	198,992	Gathering and Processing (1)
Fresh water delivery	157,633	158,707	137,278	Water Handling
Wastewater treatment	25,058	—	—	Water Handling
Other fluid handling	123,369	101,225	81,859	Water Handling
Amortization of customer relationships (2)	(29,850)	(37,086)	(37,086)	Gathering and Processing
Amortization of customer relationships (2)	(27,160)	(33,586)	(33,586)	Water Handling
Total	$792,588	900,719	898,202

Type of contract
Per Unit Fixed Fee	$543,538	759,459	761,737	Gathering and Processing (1)
Gathering—low pressure rebate	—	(48,000)	(12,000)	Gathering and Processing (1)
Per Unit Fixed Fee	182,691	158,707	137,278	Water Handling
Cost plus 3%	123,030	90,478	65,007	Water Handling
Cost of service fee	339	10,747	16,852	Water Handling
Amortization of customer relationships (2)	(29,850)	(37,086)	(37,086)	Gathering and Processing
Amortization of customer relationships (2)	(27,160)	(33,586)	(33,586)	Water Handling
Total	$792,588	900,719	898,202

(1)	Revenue related to the gathering and processing segment is classified as lease income related to the gathering system.
(2)	Fair value of customer contracts acquired as part of the Transactions discussed in Note 3—Business Combination.

As of December 31, 2020 and 2021, the Company’s receivables from its contracts with customers and operating leases were $74 million and $81 million, respectively.

(8)  Property and Equipment

The Company’s investment in property and equipment is as follows:

	Estimated	December 31,
(in thousands)	Useful Lives	2020	2021
Land	n/a	$23,582	23,369
Gathering systems and facilities	40-50 years (1)	2,643,927	2,817,918
Permanent buried pipelines and equipment	7-20 years	545,419	582,481
Surface pipelines and equipment	1-7 years	50,916	54,542
Heavy trucks and equipment	3-5 years	5,919	5,157
Above ground storage tanks	5-10 years	2,483	2,946
Construction-in-progress	n/a	139,506	174,271
Total property and equipment		3,411,752	3,660,684
Less accumulated depreciation		(157,708)	(265,938)
Property and equipment, net		$3,254,044	3,394,746

(1)	Gathering systems and facilities are recognized as a single-leased asset with no residual value.

During the years ended December 31, 2019 and 2020, the Company recorded impairment expense of $409 million and $7 million, respectively, for the Clearwater Facility. See Note 4—Clearwater Facility Idling to our consolidated financial statements for more information. During the first quarter of 2020, the Company evaluated its assets for impairment due to the decline in the industry environment as a result of low commodity prices. As a result of this evaluation, the Company recorded an impairment expense of

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

$89 million, which included an $83 million impairment expense to its permanent buried pipelines and equipment and a $6 million impairment expense to its surface pipelines and equipment.

(9)  Income Taxes

Income tax expense (benefit) consisted of the following:

	Year Ended December 31,
(in thousands)	2019	2020	2021
Current income tax expense (benefit)	$(539)	(55,517)	—
Deferred income tax expense (benefit)	(101,927)	(171)	117,123
Total income tax expense (benefit)	$(102,466)	(55,688)	117,123

Income tax expense differs from the amount that would be computed by applying the U.S. statutory federal income tax rate of 21% to income before taxes as a result of the following:

	Year Ended December 31,
(in thousands)	2019	2020	2021
Federal income tax expense (benefit)	$(96,092)	(37,426)	94,235
State income tax expense (benefit), net of federal benefit	(17,089)	(6,998)	21,375
Non-deductible equity-based compensation	13,694	516	1,713
Charitable contributions	(2,473)	—	—
Carryback of NOLs	—	(11,225)	—
Other	(506)	(555)	(200)
Total income tax expense (benefit)	$(102,466)	(55,688)	117,123

Deferred income taxes reflect the impact of temporary differences between assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The tax effect of the temporary differences giving rise to net deferred tax assets as follows:

	December 31,
(in thousands)	2020	2021
Deferred tax assets:
NOL carryforwards	$60,606	92,896
Investment in Antero Midstream Partners	37,710	—
Equity-based compensation	2,590	1,815
Charitable contributions	2,496	2,582
Total deferred tax asset	103,402	97,293

Deferred tax liabilities:
Investment in Antero Midstream Partners	—	111,014
Total deferred tax liability	—	111,014
Net deferred tax asset (liability)	$103,402	(13,721)

In assessing the realizability of all of the deferred tax assets, management considers whether some portion or all of the deferred tax assets will be realized based on a more-likely-than-not standard of judgment. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the Company’s temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based upon the projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes that the Company will realize the benefits of these deductible differences and thus has not recorded a valuation allowance.

The calculation of the Company’s tax assets and liabilities involve uncertainties in the application of complex tax laws and regulations. The Company gives financial statement recognition to those tax positions that it believes are more-likely-than-not to be sustained upon examination by the Internal Revenue Service or state revenue authorities. As of December 31, 2020 and 2021, the Company did not have any uncertain tax positions.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2021, the Company has U.S. federal and state NOL carryforwards before the effect of income taxes of $342 million and $412 million, respectively, which have no expiration date. Tax years 2017 through 2021 remain open to examination by the U.S. Internal Revenue Service, and tax years 2017 through 2019 are currently under audit. The Company to date has not been notified of any adjustments to its federal taxable income or associated tax liability for any year under audit. The Company and its subsidiaries file tax returns with various state taxing authorities and those returns remain open to examination for tax years 2017 through 2021.

(10)  Long-Term Debt

The Company’s long-term debt is as follows:

	December 31,
(in thousands)	2020	2021
Credit Facility (a)	$613,500	547,200
5.375% senior notes due 2024 (b)	650,000	—
7.875% senior notes due 2026 (c)	550,000	550,000
5.75% senior notes due 2027 (d)	650,000	650,000
5.75% senior notes due 2028 (e)	650,000	650,000
5.375% senior notes due 2029 (f)	—	750,000
Total principal	3,113,500	3,147,200
Unamortized debt premiums	4,261	2,106
Unamortized debt issuance costs	(26,135)	(26,396)
Total long-term debt	$3,091,626	3,122,910

(a)	Credit Facility

Antero Midstream Partners, an indirect, wholly owned subsidiary of Antero Midstream Corporation, as borrower (the “Borrower”), has a senior secured revolving credit facility with a consortium of banks, the Credit Facility. On October 26, 2021, the Company entered into an amended and restated senior secured revolving credit facility, the New Credit Facility. As of December 31, 2021, lender commitments under the New Credit Facility were $1.25 billion and matures on October 26, 2026; provided that if on November 17, 2025 any of the 2026 Notes (as defined below) are outstanding, the New Credit Facility will mature on such date.

The Credit Facility contains certain covenants including restrictions on indebtedness, and requirements with respect to leverage and interest coverage ratios. The Credit Facility permits distributions to the holders of the Borrower’s equity interests in accordance with the cash distribution policy, provided that no event of default exists or would be caused thereby, and only to the extent permitted by the Borrower’s organizational documents. The Borrower was in compliance with all of the financial covenants under the Credit Facility as of December 31, 2020 and 2021.

The Prior Credit Facility provides for borrowing under either the Base Rate or the Eurodollar Rate (as each term is defined in the Prior Credit Facility), and the New Credit Facility provides for borrowing under either Adjusted Term Secured Overnight Financing Rate (“SOFR”) or the Base Rate (as each term is defined in the New Credit Facility). Principal amounts borrowed are payable on the maturity date with such borrowings bearing interest that is payable with respect to (i) base rate loans, quarterly and (ii) Eurodollar Rate Loans or SOFR Loans at the end of the applicable interest period if three months (or shorter, if applicable), or every three months if the applicable interest period is longer than three months. Interest is payable at a variable rate based on (i) LIBOR or the base rate, determined by election at the time of borrowing, plus an applicable margin rate under the Prior Credit Facility or (ii) SOFR or the base rate, determined by election at the time of borrowing, plus an applicable margin rate under the New Credit Facility. Interest at the time of borrowing is determined with reference to the Borrower’s then-current leverage ratio subject to certain exceptions. Commitment fees on the unused portion of the Credit Facility are due quarterly at rates ranging from 0.25% to 0.375% subject to certain exceptions based on the leverage ratio then in effect.

As of December 31, 2020, the Borrower had outstanding borrowings under the Prior Credit Facility of $614 million with a weighted average interest rate of 1.66%. As of December 31, 2021, the Borrower had outstanding borrowings under the New Credit Facility of $547 million with a weighted average interest rate of 1.81%. No letters of credit under the Credit Facility were outstanding as of December 31, 2020 and 2021.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(b)	5.375% Senior Notes Due 2024

On September 13, 2016, Antero Midstream Partners and its wholly owned subsidiary, Finance Corp (together with Antero Midstream Partners, the “Issuers”), issued $650 million in aggregate principal amount of 5.375% senior notes due September 15, 2024 (the “2024 Notes”) at par.  The 2024 Notes were recorded at their fair value of $652.6 million as of March 12, 2019, the closing date of the Transactions, and the related premium of $2.6 million will be amortized into interest expense over the life of the 2024 Notes. The Issuers redeemed all $650 million of the 2024 Notes at 102.688% of par on June 8, 2021, and recognized a loss of $21 million on the early extinguishment of debt during the year ended December 31, 2021, which includes the write-off of all unamortized debt premium and issuance costs. Interest on the 2024 Notes was payable on March 15 and September 15 of each year.

(c)	7.875% Senior Notes Due 2026

On November 10, 2020, the Issuers issued $550 million in aggregate principal amount of 7.875% senior notes due May 15, 2026 (the “2026 Notes”) at par.  The 2026 Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility.  The 2026 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream Corporation, Antero Midstream Partners’ wholly owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2026 Notes is payable on May 15 and November 15 of each year.  Antero Midstream Partners may redeem all or part of the 2026 Notes at any time on or after May 15, 2023 at redemption prices ranging from 103.938% on or after May 15, 2023 to 100.00% on or after May 15, 2025.  In addition, prior to May 15, 2023, Antero Midstream Partners may redeem up to 35% of the aggregate principal amount of the 2026 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 107.875% of the principal amount of the 2026 Notes, plus accrued and unpaid interest.  At any time prior to May 15, 2023, Antero Midstream Partners may also redeem the 2026 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2026 Notes plus a “make-whole” premium and accrued and unpaid interest.  If Antero Midstream Partners undergoes a change of control followed by a rating decline, the holders of the 2026 Notes will have the right to require Antero Midstream Partners to repurchase all or a portion of the 2026 Notes at a price equal to 101% of the principal amount of the 2026 Notes, plus accrued and unpaid interest.

(d)	5.75% Senior Notes Due 2027

On February 25, 2019, the Issuers issued $650 million in aggregate principal amount of 5.75% senior notes due March 1, 2027 (the “2027 Notes”) at par.  The 2027 Notes were recorded at their fair value of $653.3 million as of March 12, 2019, the closing date of the Transactions, and the related premium of $3.3 million will be amortized into interest expense over the life of the 2027 Notes. The 2027 Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility.  The 2027 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream Corporation, Antero Midstream Partners’ wholly owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2027 Notes is payable on March 1 and September 1 of each year.  Antero Midstream Partners may redeem all or part of the 2027 Notes at any time on or after March 1, 2022 at redemption prices ranging from 102.875% on or after March 1, 2022 to 100.00% on or after March 1, 2025.  In addition, prior to March 1, 2022, Antero Midstream Partners may redeem up to 35% of the aggregate principal amount of the 2027 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.75% of the principal amount of the 2027 Notes, plus accrued and unpaid interest.  At any time prior to March 1, 2022, Antero Midstream Partners may also redeem the 2027 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2027 Notes plus a “make-whole” premium and accrued and unpaid interest.  If Antero Midstream Partners undergoes a change of control followed by a rating decline, the holders of the 2027 Notes will have the right to require Antero Midstream Partners to repurchase all or a portion of the 2027 Notes at a price equal to 101% of the principal amount of the 2027 Notes, plus accrued and unpaid interest.

(e)5.75% Senior Notes Due 2028

On June 28, 2019, the Issuers issued $650 million in aggregate principal amount of 5.75% senior notes due January 15, 2028 (the “2028 Notes”) at par.  The 2028 Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility.  The 2028 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream Corporation, Antero Midstream Partners’ wholly owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries.  Interest on the 2028 Notes is payable on January 15 and July 15 of each year.  Antero Midstream Partners may redeem all or part of the 2028 Notes at any time on or after January 15, 2023 at redemption prices ranging from 102.875% on or after January 15, 2023 to 100.00% on or after January 15, 2026.  In addition, prior to January 15, 2023, Antero Midstream Partners may redeem up to 35% of the aggregate principal amount of the 2028 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.75% of the principal amount of the 2028 Notes, plus accrued and unpaid interest.  At any time prior to January 15, 2023, Antero Midstream Partners may

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

also redeem the 2028 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2028 Notes plus a “make-whole” premium and accrued and unpaid interest.  If Antero Midstream Partners undergoes a change of control followed by a rating decline, the holders of the 2028 Notes will have the right to require Antero Midstream Partners to repurchase all or a portion of the 2028 Notes at a price equal to 101% of the principal amount of the 2028 Notes, plus accrued and unpaid interest.

(f)	5.375% Senior Notes Due 2029

On June 8, 2021, the Issuers issued $750 million in aggregate principal amount of 5.375% senior notes due June 15, 2029 (the “2029 Notes”) at par. The 2029 Notes are unsecured and effectively subordinated to the Credit Facility to the extent of the value of the collateral securing the Credit Facility. The 2029 Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by Antero Midstream, Antero Midstream Partners’ wholly owned subsidiaries (other than Finance Corp) and certain of its future restricted subsidiaries. Interest on the 2029 Notes is payable on June 15 and December 15 of each year. Antero Midstream Partners may redeem all or part of the 2029 Notes at any time on or after June 15, 2024 at redemption prices ranging from 102.688% on or after June 15, 2024 to 100.00% on or after June 15, 2026. In addition, prior to June 15, 2024, Antero Midstream Partners may redeem up to 35% of the aggregate principal amount of the 2029 Notes with an amount of cash not greater than the net cash proceeds of certain equity offerings, if certain conditions are met, at a redemption price of 105.375% of the principal amount of the 2029 Notes, plus accrued and unpaid interest. At any time prior to June 15, 2024, Antero Midstream Partners may also redeem the 2029 Notes, in whole or in part, at a price equal to 100% of the principal amount of the 2029 Notes plus a “make-whole” premium and accrued and unpaid interest. If Antero Midstream Partners undergoes a change of control followed by a rating decline, the holders of the 2029 Notes will have the right to require Antero Midstream Partners to repurchase all or a portion of the 2029 Notes at a price equal to 101% of the principal amount of the 2029 Notes, plus accrued and unpaid interest.

(g)	Senior Notes Guarantors

The Company and each of the Company’s wholly owned subsidiaries (except for the Issuers) has fully and unconditionally guaranteed the 2024 Notes, 2026 Notes, 2027 Notes, 2028 Notes and 2029 Notes (collectively the “Senior Notes”).  In the event a guarantor is sold or disposed of (whether by merger, consolidation, the sale of a sufficient amount of its capital stock so that it no longer qualifies as a Restricted Subsidiary (as defined in the applicable indenture governing the series of Senior Notes) of the Issuer or the sale of all or substantially all of its assets) and whether or not the guarantor is the surviving entity in such transaction to a person that is not an Issuer or a Restricted Subsidiary of an Issuer, such guarantor will be released from its obligations under its guarantee if the sale or other disposition does not violate the covenants set forth in the indentures governing the applicable Senior Notes.

In addition, a guarantor will be released from its obligations under the applicable indenture and its guarantee, upon the release or discharge of the guarantee of other indebtedness under a credit facility that resulted in the creation of such guarantee, except a release or discharge by or as a result of payment under such guarantee; if the Issuers designate such subsidiary as an unrestricted subsidiary and such designation complies with the other applicable provisions of the indenture governing the applicable Senior Notes or in connection with any covenant defeasance, legal defeasance or satisfaction and discharge of the applicable Senior Notes.

During the years ended December 31, 2019, 2020 and 2021, all of the Company’s assets and operations are attributable to the Issuers and its guarantors.

(11)  Accrued Liabilities

Accrued liabilities consisted of the following items:

	December 31,
(in thousands)	2020	2021
Capital expenditures	$11,307	24,900
Operating expenses	10,038	10,417
Interest expense	46,209	36,794
Ad valorem taxes	3,368	5,400
Other	4,025	3,327
Total accrued liabilities	$74,947	80,838

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(12)  Equity-Based Compensation and Cash Awards

(a)	Summary of Equity-Based Compensation

The Company’s equity-based compensation prior to the Transactions includes costs related to (i) the Antero Midstream GP LP Long-Term Incentive Plan (“AMGP LTIP”) and (ii) the Series B Units. The Company’s equity-based compensation after the Transactions includes (i) costs related to the Exchanged B Units (as defined below), (ii) costs allocated to Antero Midstream by Antero Resources for grants made prior to the Transactions pursuant to the Antero Resources Corporation Long-Term Incentive Plan (the “AR LTIP”) and (iii) costs related to the Antero Midstream Corporation Long-Term Incentive Plan (the “AM LTIP”). Antero Midstream’s equity-based compensation expense is included in general and administrative expenses, and recorded as a credit to the applicable classes of equity.

AMGP LTIP

On April 17, 2017, Antero Midstream GP LP adopted the AMGP LTIP pursuant to which certain non-employee directors of Antero Midstream GP LP’s general partner and certain officers, employees and consultants of Antero Resources were eligible to receive awards representing equity interests in Antero Midstream GP LP. Expenses related to these awards were recognized on a straight-line basis over the requisite service period of the entire award. Forfeitures were accounted for as they occurred by reversing the expense previously recognized for awards that were forfeited during the period. In connection with the Transactions, the AMGP LTIP was terminated on March 12, 2019.

Series B Units and Exchanged B Units

As of December 31, 2018, IDR Holdings had 98,600 Series B Units authorized and outstanding that entitled the holders to receive up to 6% of the amount of the distributions that Antero Midstream Partners made on its incentive distribution rights (“IDRs”) in excess of $7.5 million per quarter, subject to certain vesting conditions. On December 31, 2018, 65,745 Series B Units were vested. The holders of vested Series B Units had the right to convert the units to common shares with a value equal to their pro rata share of up to 6% of any increase in AMGP’s equity value in excess of $2.0 billion.

Upon Closing of the Transactions, each Series B Unit, vested and unvested, was exchanged for 176.0041 shares of our common stock (the “Series B Exchange”). A total of 17,353,999 shares of the Company’s common stock were issued in exchange for the 98,600 Series B Units then outstanding (the “Exchanged B Units”), which included 5,782,601 restricted shares of the Company’s common stock issued in exchange for the 32,855 unvested Series B Units.

The Company accounted for the Series B Exchange as a share-based payment modification under FASB ASC Topic 718, Stock Compensation. On March 12, 2019, which is the modification date, the Company determined the estimated fair value of the unvested Series B Unit awards using a Monte Carlo simulation using various assumptions including a floor equity value of $2.0 billion, expected volatility of 40% based on historical volatility of a peer group of publicly traded partnerships, a risk free rate of 2.51% and expected IDR distributions based on internal estimates discounted based on a weighted average cost of capital assumption of 7.25%. Based on these assumptions, the estimated value of each Series B Unit was $1,257 when exchanged for shares of the Company’s common stock. The fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The unvested Exchanged B Units retained the same vesting conditions as the Series B Units and vested on December 31, 2019. No awards were issued and outstanding as of December 31, 2019 and 2020. Expenses related to Exchanged B Units were recognized on a straight-line basis over the requisite service period of the entire award. Forfeitures were accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period.

AR LTIP

Equity-based compensation expense allocated to Antero Midstream from Antero Resources was $5 million, $5 million and $2 million for the years ended December 31, 2019, 2020 and 2021, respectively, which includes expense related to the Converted AM RSU Awards (as defined below). For grants made prior to the Transactions, Antero Resources has total unamortized expense related to its various equity-based compensation plans that can be allocated to the Company of $1 million as of December 31, 2021, which includes the Converted AM RSU Awards. A portion of this will be allocated to Antero Midstream as it is amortized over the remaining service period of the related awards. The Company does not reimburse Antero Resources for noncash equity compensation allocated to it for awards issued under the AR LTIP.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

AM LTIP

Effective March, 12, 2019, the Board of Directors of Antero Midstream Corporation (the “Board”) adopted the AM LTIP under which awards may be granted to employees, directors and other service providers of the Company and its affiliates. The AM LTIP provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, other stock-based awards, cash awards and substitute awards. The terms and conditions of the awards granted are established by the compensation committee of the Board. The Company is authorized to grant up to 15,398,901 shares of common stock to employees and directors under the AM LTIP. As of December 31, 2021, a total of 10,049,306 shares were available for future grant under the AM LTIP.

The Company’s equity-based compensation expense, by type of award, is as follows:

	Year Ended December 31,
(in thousands)	2019	2020	2021
Series B Units and Exchanged B Units	$65,639	—	—
Stock options (1)	98	—	—
Restricted stock units (1)	5,440	9,964	11,461
Performance share units (1)	1,261	1,912	1,158
Equity awards issued to directors	1,079	902	910
Total expense	$73,517	12,778	13,529

(1)	Amounts include equity-based compensation expense allocated to the Company by Antero Resources.
(b)	Restricted Stock Unit Awards

As part of the Transactions, each of the unvested outstanding phantom units granted under the Antero Midstream Partners Long Term Incentive Plan was assumed by the Company and converted into 1.8926 RSUs under the AM LTIP representing a right to receive shares of the Company’s common stock for each converted phantom unit (all such RSUs, the “Converted AM RSU Awards”). The Converted AM RSU Awards are accounted for as if they are distributed by Antero Midstream Partners to Antero Resources. Therefore, the expense related to the Converted AM RSU Awards is subject to allocation by Antero Resources.

RSU awards vest subject to the satisfaction of service requirements. Expense related to each RSU award is recognized on a straight-line basis over the requisite service period of the entire award. Forfeitures are accounted for as they occur by reversing the expense previously recognized for awards that were forfeited during the period. The grant date fair values of these awards are based on the closing price of the Company’s common stock on the date of the grant.

A summary of the RSU awards activity, which includes the Converted AM RSU Awards, is as follows:

		Weighted Average
	Number	Grant Date
	of Units	Fair Value
Total AM LTIP RSUs awarded and unvested—December 31, 2020	3,314,955	$8.09
Granted	1,792,325	8.71
Vested	(1,293,498)	9.01
Forfeited	(240,405)	7.49
Total AM LTIP RSUs awarded and unvested—December 31, 2021	3,573,377	$8.11

As of December 31, 2021, unamortized expense of $21.1 million related to the unvested RSUs, which includes $0.3 million related to the Converted AM RSU Awards, is expected to be recognized over a weighted average period of approximately 2.7 years. The Company’s proportionate share of the Converted AM RSU Awards will be allocated to it as it is recognized.

(c)	Performance Share Unit Awards

In 2019, the Company granted performance share units (“PSUs”) to certain of its employees and executive officers, a portion of which vest based on the Company’s actual return on invested capital (“ROIC”) (as defined in the award agreement) over a three-year period as compared to a targeted ROIC (“ROIC PSUs”). The number of shares of common stock that may ultimately be earned with respect to the ROIC PSUs ranges from zero to 200% of the target number of ROIC PSUs originally granted. The grant date fair value of these awards was based on the closing price of the Company’s common stock on the date of the grant, assuming target

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

achievement of the performance condition. Expense related to the ROIC PSUs is recognized based on the number of shares of common stock that are expected to be issued at the end of the measurement period, and such expense is reversed if the likelihood of achieving the performance condition decreases. The likelihood of achieving the performance conditions related to ROIC PSU awards outstanding was probable for the years ended December 31, 2019, 2020 and 2021.

On December 17, 2019, the compensation committee of the Board modified the terms for the ROIC PSU agreement. Accordingly, the Company accounted for the amended agreement as a share-based payment modification under ASC 718, Stock Compensation and revalued the awards as of the modification date.

A summary of PSU activity is as follows:

		Weighted Average
	Number	Grant Date
	of Units	Fair Value
Total AM LTIP PSUs awarded and unvested—December 31, 2020	148,306	$6.32
Granted	—	—
Vested	—	—
Forfeited	(31,780)	6.32
Total AM LTIP PSUs awarded and unvested—December 31, 2021	116,526	$6.32

As of December 31, 2021, there was $0.1 million of unamortized equity-based compensation expense related to unvested PSUs that is expected to be recognized over a weighted average period of 0.3 years.

(d)	Cash Retention Awards

In January 2020, the Company granted cash awards of $2 million to certain executives under the AM LTIP that vest ratably over a period of up to three years. In July 2020, the Company granted additional cash awards of $1 million to certain non-executive employees under the AM LTIP that vest ratably over a period of four years. The compensation expense for these awards is recognized ratably over the applicable vesting period. As of December 31, 2020 and 2021, the Company has accrued $2 million and $1 million, respectively, in other liabilities in the consolidated balance sheet related to unvested cash awards.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(13)  Cash Distributions and Dividends

The following table details the amount of distributions and dividends paid with respect to the quarter indicated (in thousands, except per share data):

				Distributions/
		Distribution/	Distributions/	Dividends
Period	Record Date	Dividend Date	Dividends	per Share
Q4 2018	February 1, 2019	February 21, 2019	$30,543	$0.1640
Q1 2019	April 26, 2019	May 8, 2019	152,082	0.3025
*	May 15, 2019	May 15, 2019	98	*
Q2 2019	July 26, 2019	August 7, 2019	154,146	0.3075
*	August 14, 2019	September 18, 2019	138	*
Q3 2019	November 1, 2019	November 13, 2019	153,033	0.3075
*	November 14, 2019	November 14, 2019	138	*
**	December 31, 2019	December 31, 2019	2,299	**
	Total 2019		$492,477

Q4 2019	January 31, 2020	February 12, 2020	$148,876	$0.3075
*	February 14, 2020	February 14, 2020	138	*
Q1 2020	April 30, 2020	May 12, 2020	147,519	0.3075
*	May 15, 2020	May 15, 2020	137	*
Q2 2020	July 30, 2020	August 12, 2020	146,664	0.3075
*	August 14, 2020	August 14, 2020	138	*
Q3 2020	October 29, 2020	November 12, 2020	146,581	0.3075
*	November 16, 2020	November 16, 2020	137	*
	Total 2020		$590,190

Q4 2020	February 3, 2021	February 11, 2021	$147,194	$0.3075
*	February 16, 2021	February 16, 2021	138	*
Q1 2021	April 28, 2021	May 12, 2021	108,799	0.2250
*	May 17, 2021	May 17, 2021	137	*
Q2 2021	July 28, 2021	August 11, 2021	107,719	0.2250
*	August 16, 2021	August 16, 2021	138	*
Q3 2021	October 27, 2021	November 10, 2021	107,459	0.2250
*	November 15, 2021	November 15, 2021	137	*
	Total 2021		$471,721

*	Dividends are paid in accordance with the terms of the Series A Preferred Stock as discussed in Note 14—Equity and Earnings Per Common Share.
**	Distributions declared on unvested Series B Units prior to the closing date of the Transactions that were paid upon the vesting date to the holders of the Exchanged B Units

On January 12, 2022, the Board announced the declaration of a cash dividend on the shares of AM common stock of $0.225 per share for the quarter ended December 31, 2021. The dividend was paid on February 9, 2022 to stockholders of record as of January 26, 2022. The Company pays dividends (i) out of surplus or (ii) if there is no surplus, out of the net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, as provided under Delaware law.

The Board also declared a cash dividend of $138 thousand on the shares of Series A Preferred Stock of Antero Midstream Corporation that was paid on February 14, 2022 in accordance with the terms of the Series A Preferred Stock, which are discussed in Note 14—Equity and Earnings Per Common Share. As of December 31, 2021, there were dividends in the amount of $69 thousand accumulated in arrears on the Company’s Series A Preferred Stock.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(14)  Equity and Earnings Per Common Share

(a)Preferred Stock

The Board authorized 100,000,000 shares of preferred stock in connection with the closing of the Transactions (see Note 3—Business Combination) on March 12, 2019, and issued 10,000 shares of preferred stock designated as "5.5% Series A Non-Voting Perpetual Preferred Stock" (the "Series A Preferred Stock"), to The Antero Foundation on that date. Dividends on the Series A Preferred Stock are cumulative from the date of original issue and payable in cash on the 45th day following the end of each fiscal quarter, or such other dates as the Board will approve, at a rate of 5.5% per annum on (i) the liquidation preference per share of Series A Preferred Stock (as described below) and (ii) the amount of accrued and unpaid dividends for any prior dividend period on such share of Series A Preferred Stock, if any. At any time following the date of issue, in the event of a change of control, or at any time on or after March 12, 2029, the Company may redeem the Series A Preferred Stock at a price equal to $1,000 per share, plus any accrued and unpaid dividends, payable in cash; provided that if any shares of the Series A Preferred Stock are held by The Antero Foundation at the time of such redemption, the price for redemption of each share of Series A Preferred Stock will be the greater of (i) $1,000 per share, plus any accrued but unpaid dividends, and (ii) the fair market value of the Series A Preferred Stock. On or after March 12, 2029, the holder of each share of Series A Preferred Stock (other than The Antero Foundation) may convert such shares, at any time and from time to time, at the option of the holder into a number of shares of AM common stock equal to the conversion ratio in effect on the applicable conversion date, subject to certain limitations. The Series A Preferred Stock ranks senior to the AM common stock as to dividend rights, as well as with respect to rights upon liquidation, winding-up or dissolution of the Company. Holders of the Series A Preferred Stock do not have any voting rights in the Company, except as required by law, or any preemptive rights.

(b)Weighted Average Shares Outstanding

The following is a reconciliation of the Company’s basic weighted average shares outstanding to diluted weighted average shares outstanding:

	Year Ended December 31,
(in thousands)	2019	2020	2021
Basic weighted average number of shares outstanding	442,640	478,278	477,270
Add: Dilutive effect of RSUs	—	—	1,201
Add: Dilutive effect of PSUs	—	—	232
Add: Dilutive effect of Series A Preferred Stock	—	—	1,033
Diluted weighted average number of shares outstanding	442,640	478,278	479,736

Weighted average number of outstanding equity awards excluded from calculation of diluted earnings per common share (1):
RSUs	1,026	1,812	258
PSUs	—	148	—
Series A Preferred Shares	1,318	1,297	—

(1)

The potential dilutive effects of these awards were excluded from the computation of earnings (loss) per common shares, assuming dilution because the inclusion of these awards would have been anti-dilutive.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

(c)Earnings Per Common Share

Earnings per common share—basic is computed by dividing net income (loss) attributable to Antero Midstream by the basic weighted average number of shares outstanding during the period. Earnings per common share—assuming dilution for each period is computed after giving consideration to the potential dilution from outstanding equity awards, calculated using the treasury stock method. During periods in which the Company incurs a net loss, diluted weighted average shares outstanding are equal to basic weighted average shares outstanding because the effect of all equity awards is anti-dilutive.

	Year Ended December 31,
(in thousands, except per share amounts)	2019	2020	2021
Net income (loss)	$(355,114)	(122,527)	331,617
Less preferred stock dividends	(442)	(550)	(550)
Net income (loss) available to common shareholders	$(355,556)	(123,077)	331,067

Net income (loss) per share–basic	$(0.80)	(0.26)	0.69
Net income (loss) per share–diluted	$(0.80)	(0.26)	0.69

Weighted average common shares outstanding–basic	442,640	478,278	477,270
Weighted average common shares outstanding–diluted	442,640	478,278	479,736

(15)  Fair Value Measurement

Business Combination

As the Transactions were accounted for under the acquisition method of accounting, the Company estimated the fair value of assets acquired and liabilities assumed at March 12, 2019. See Note 3—Business Combination. In connection with the Transactions, the Company, among other things, issued shares of common stock valued at the closing market price of the common shares at the effective time of the Transactions, which was a Level 1 measurement.

The Company used the discounted cash flow approach, which is an income statement technique, to estimate the fair value of the customer relationships and investments in unconsolidated affiliates using a weighted-average cost of capital of 14.1% as of March 12, 2019, which is based on significant inputs not observable in the market, and thus represents a Level 3 measurement within the fair value hierarchy. The Company also used this approach in combination with the cost approach to estimate the fair value of property and equipment whereby certain property and equipment was adjusted for recent purchases of similar items, economic and functional obsolescence, location, normal useful lives and capacity (if applicable). To estimate the fair value of the long-term debt, the Company used Level 2 market data inputs.

Goodwill

The Company estimated the fair value of its assets in performing its goodwill impairment analysis. The Company utilized a combination of approaches to discounted cash flow approach, comparable company method and the market value approach. The Company used a weighted-average cost of capital of 10.0% and 18.0% as of December 31, 2019 and March 31, 2020, respectively, which were based on significant inputs not observable in the market, and thus represents a Level 3 measurement within the fair value hierarchy.

Property and equipment

The Company estimated the undiscounted future cash flow projections to assess its property and equipment for impairment. The carrying values of certain fresh water permanent buried pipelines and equipment and fresh water surface pipelines and equipment were deemed not recoverable. As a result, the carrying values have been reduced to the estimated fair values, which are based on discounted future cash flows using assumptions as to revenues, costs and a discount rate typical of third-party market participants of 19.0% as of March 31, 2020, which is a Level 3 fair value measurement within the fair value hierarchy.

Contingent Acquisition Consideration

In connection with Antero Resources’ contribution of Antero Water and certain water handling assets to Antero Midstream Partners in September 2015 (the “Water Acquisition”), Antero Midstream Partners agreed to pay Antero Resources (a) $125 million in cash if Antero Midstream Partners delivered 176,295,000 barrels or more of fresh water during the period between January 1, 2017

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

and December 31, 2019 and (b) an additional $125 million in cash if Antero Midstream Partners delivered 219,200,000 barrels or more of fresh water during the period between January 1, 2018 and December 31, 2020. This contingent consideration liability was valued based on Level 3 inputs related to expected average volumes and weighted average cost of capital.

In January 2020, Antero Midstream Partners paid Antero Resources $125 million and, as of December 31, 2020, no additional contingent acquisition consideration was earned.

Senior Unsecured Notes

As of December 31, 2020 and 2021 the fair value and carrying value of the Company’s senior unsecured notes were as follows:

	December 31, 2020		December 31, 2021
(in thousands)	Fair Value (1)	Carrying Value (2)	Fair Value (1)	Carrying Value (2)
2024 Notes	$633,750	646,391	—	—
2026 Notes	569,250	543,267	604,450	544,294
2027 Notes	637,000	645,390	672,750	645,970
2028 Notes	624,000	643,078	680,225	643,902
2029 Notes	—	—	783,750	741,544
Total	$2,464,000	2,478,126	2,741,175	2,575,710

(1)	Fair values are based on Level 2 market data inputs.
(2)	Carrying values are presented net of unamortized debt issuance costs and debt premiums.

Other Assets and Liabilities

The carrying values of accounts receivable and accounts payable as of December 31, 2020 and 2021 approximated fair value because of their short-term nature. The carrying value of the amounts under the Credit Facility as of December 31, 2020 and 2021 approximated fair value because the variable interest rates are reflective of current market conditions.

(16)  Investments in Unconsolidated Affiliates

(a)	Summary of Investments in Unconsolidated Affiliates

Investment in Stonewall and MarkWest Joint Venture

The Company has a 15% equity interest in a gathering system of Stonewall, which operates a 67-mile pipeline on which Antero Resources is an anchor shipper.

The Company has a 50% equity interest in the Joint Venture to develop processing and fractionation assets with MarkWest, a wholly owned subsidiary of MPLX. The Joint Venture was formed to develop processing and fractionation assets in Appalachia. MarkWest operates the Joint Venture assets, which consist of processing plants in West Virginia and a one-third interest in two MarkWest fractionators in Ohio.

The Company’s net income (loss) includes its proportionate share of the net income of the Joint Venture and Stonewall. When the Company records its proportionate share of net income, it increases equity income in the consolidated statements of operations and comprehensive income and the carrying value of that investment on its balance sheet. When distributions on the Company’s proportionate share of net income are received, they are recorded as reductions to the carrying value of the investment on the balance sheet and are classified as cash inflows from operating activities in accordance with the nature of the approach under FASB ASC Topic 230, Statement of Cash Flows. The Company uses the equity method of accounting to account for its investments in Stonewall and the Joint Venture because it exercises significant influence, but not control, over the entities. The Company’s judgment regarding the level of influence over its equity investments includes considering key factors such as its ownership interest, representation on the applicable Board of Directors and participation in policy-making decisions of Stonewall and the Joint Venture.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

The following table is a reconciliation of the Company’s investments in these unconsolidated affiliates:

			Total Investment
		MarkWest	in Unconsolidated
(in thousands)	Stonewall	Joint Venture	Affiliates
Balance as of December 31, 2019	$140,458	569,181	709,639
Additional investments	—	25,267	25,267
Equity in earnings of unconsolidated affiliates (1)	6,924	79,506	86,430
Distributions from unconsolidated affiliates	(9,750)	(89,108)	(98,858)
Balance as of December 31, 2020	137,632	584,846	722,478
Additional investments	—	2,070	2,070
Equity in earnings of unconsolidated affiliates (1)	6,560	83,891	90,451
Distributions from unconsolidated affiliates	(13,620)	(105,370)	(118,990)
Balance as of December 31, 2021	$130,572	565,437	696,009

(1)

As adjusted for the amortization of the difference between the cost of the equity investments in Stonewall and the Joint Venture and the amount of the underlying equity in the net assets of Stonewall and the Joint Venture as of the closing date of the Transaction.

(b)Summarized Financial Information of Unconsolidated Affiliates

The following tables present summarized financial information for the Company’s investments in unconsolidated affiliates:

Combined Balance Sheets

	December 31,
(in thousands)	2020	2021
Current assets	$85,386	74,704
Noncurrent assets	1,652,196	1,602,093
Total assets	$1,737,582	1,676,797

Current liabilities	$9,242	8,375
Noncurrent liabilities	5,225	4,827
Noncontrolling interest	169,218	161,842
Partners' capital	1,553,897	1,501,753
Total liabilities and partners' capital	$1,737,582	1,676,797

Statements of Combined Operations

	Year Ended December 31,
(in thousands)	2019	2020	2021
Revenues	$254,868	321,880	333,565
Operating expenses	105,218	122,660	130,080
Income from operations	149,650	199,220	203,485
Net income attributable to unconsolidated affiliates, including noncontrolling interest	173,265	230,564	236,444
Net income attributable to unconsolidated affiliates	181,448	238,991	245,256

(17)  Reportable Segments

Prior to the closing of the Transactions, the Company had no reportable segment results. Following the completion of the Transactions, the Company’s operations, which are located in the United States, are organized into two reportable segments: (i) gathering and processing and (ii) water handling.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

Gathering and Processing

The gathering and processing segment includes a network of gathering pipelines and compressor stations that collect and process production from Antero Resources’ wells in West Virginia and Ohio. The gathering and processing segment also includes equity in earnings from the Company’s investments in the Joint Venture and Stonewall.

Water Handling

The Company’s water handling segment includes two independent systems that deliver water from sources including the Ohio River, local reservoirs and several regional waterways, which portions of these systems are also utilized to transport flowback and produced water. The water handling systems consist of permanent buried pipelines, surface pipelines and water storage facilities, as well as pumping stations, blending facilities and impoundments to transport water throughout the systems used to deliver water to Antero Resources’ well completions. In addition, the water handling segment also includes the Clearwater Facility that was placed in service in 2018 and idled in September 2019, see Note 4—Clearwater Facility Idling. See Note 8—Property and Equipment for additional information.

These segments are monitored separately by management for performance and are consistent with internal financial reporting. These segments have been identified based on the differing products and services, regulatory environment and the expertise required for these operations. Management evaluates the performance of the Company’s business segments based on operating income. Interest expense is primarily managed and evaluated on a consolidated basis.

The summarized operating results and assets of the Company’s reportable segments are as follows:

	Year Ended December 31, 2019
	Gathering and	Water		Consolidated
(in thousands)	Processing	Handling	Unallocated (1)	Total
Revenues:
Revenue–Antero Resources	$543,538	306,010	—	849,548
Revenue–third-party	—	50	—	50
Amortization of customer relationships	(29,850)	(27,160)	—	(57,010)
Total revenues	513,688	278,900	—	792,588
Operating expenses:
Direct operating	41,546	154,272	—	195,818
General and administrative	26,221	13,028	78,864	118,113
Facility idling	—	11,401	—	11,401
Depreciation	39,652	55,874	—	95,526
Impairment of property and equipment	592	409,147	—	409,739
Impairment of goodwill	—	340,350	—	340,350
Impairment of customer relationships	—	11,871	—	11,871
Accretion and change in fair value of contingent acquisition consideration	—	8,076	—	8,076
Accretion of asset retirement obligations	—	187	—	187
Total operating expenses	108,011	1,004,206	78,864	1,191,081
Operating income (loss)	$405,677	(725,306)	(78,864)	(398,493)

Equity in earnings of unconsolidated affiliates	$51,315	—	—	51,315
Total assets	$4,891,114	1,287,245	104,519	6,282,878
Additions to property and equipment	$267,383	124,607	—	391,990

(1)	Certain expenses that are not directly attributable to gathering and processing and water handling are managed and evaluated on a consolidated basis.

ANTERO MIDSTREAM CORPORATION

Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31, 2020
	Gathering and	Water		Consolidated
(in thousands)	Processing	Handling	Unallocated (1)	Total
Revenues:
Revenue–Antero Resources	$711,459	259,932	—	971,391
Amortization of customer relationships	(37,086)	(33,586)	—	(70,672)
Total revenues	674,373	226,346	—	900,719
Operating expenses:
Direct operating	56,508	108,878	—	165,386
General and administrative	29,899	14,184	8,130	52,213
Facility idling	—	15,219	—	15,219
Depreciation	57,300	51,490	—	108,790
Impairment of property and equipment	947	97,232	—	98,179
Impairment of goodwill	575,461	—	—	575,461
Accretion of asset retirement obligations	—	180	—	180
Loss on asset sale	2,689	240	—	2,929
Total operating expenses	722,804	287,423	8,130	1,018,357
Operating loss	$(48,431)	(61,077)	(8,130)	(117,638)

Equity in earnings of unconsolidated affiliates	$86,430	—	—	86,430
Total assets	$4,364,848	1,125,318	120,746	5,610,912
Additions to property and equipment	$157,931	38,793	—	196,724

(1)	Certain expenses that are not directly attributable to gathering and processing and water handling are managed and evaluated on a consolidated basis.

	Year Ended December 31, 2021
	Gathering and	Water		Consolidated
(in thousands)	Processing	Handling	Unallocated (1)	Total
Revenues:
Revenue–Antero Resources	$749,737	218,621	—	968,358
Revenue–third-party	—	516	—	516
Amortization of customer relationships	(37,086)	(33,586)	—	(70,672)
Total revenues	712,651	185,551	—	898,202
Operating expenses:
Direct operating	65,983	91,137	—	157,120
General and administrative	36,380	22,817	4,641	63,838
Facility idling	—	3,997	—	3,997
Depreciation	59,692	49,098	—	108,790
Impairment of property and equipment	4,608	434	—	5,042
Accretion of asset retirement obligations	—	460	—	460
Loss on asset sale	3,628	—	—	3,628
Total operating expenses	170,291	167,943	4,641	342,875
Operating income	$542,360	17,608	(4,641)	555,327

Equity in earnings of unconsolidated affiliates	$90,451		—	90,451
Total assets	$4,450,939	1,092,122	940	5,544,001
Additions to property and equipment, net	$186,588	46,237	—	232,825

(1)	Certain expenses that are not directly attributable to gathering and processing and water handling are managed and evaluated on a consolidated basis.